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                     December 15, 2022

       Vivek Garipalli
       Chief Executive Officer
       Clover Health Investments, Corp.
       3401 Mallory Lane, Suite 210
       Franklin, Tennessee 37067

                                                        Re: Clover Health
Investments, Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-39252

       Dear Vivek Garipalli:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance